

Avis de Convocation

Assemblée Générale Extraordinaire

Lundi 20 juin 2005 à 14 h 30

Galerie du Carrousel du Louvre
99, rue de Rivoli - 75001 Paris



Pernod Ricard

Siège social : 12, place des États-Unis - 75116 Paris
S.A. au capital de 218 500 651,10 € - 582 041 943 RCS Paris

PERNOD RICARD

Société Anonyme au capital de 218 500 651,10 Euros
Siège Social : 12, place des Etats-Unis - 75116 PARIS
R.C.S. : PARIS 582 041 943
SIRET: 582 041 943 00 389

AVIS DE CONVOCATION
D'ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE

Les Actionnaires de la société PERNOD RICARD sont informés qu'ils sont convoqués en Assemblée Générale Extraordinaire le lundi 20 juin 2005 à 14h30 à la Galerie du Carrousel du Louvre 99, rue de Rivoli 75001 PARIS, à l'effet de délibérer sur l'ordre du jour suivant :

- Rapport du conseil d'administration à l'assemblée générale ;
- Rapport des commissaires aux apports ;
- Approbation d'un apport en nature dans le cadre du rapprochement entre la société Pernod Ricard et la société Allied Domecq, conformément à un « Scheme of Arrangement » ;
- Augmentation de capital en rémunération de l'apport en nature ;
- Modification corrélative des statuts ;
- Mandat pour la constatation d'une condition suspensive ;
- Pouvoirs pour l'accomplissement des formalités.

Conformément à la loi, tous les Actionnaires pourront assister, se faire représenter ou voter par correspondance à l'Assemblée Générale Extraordinaire.

Les propriétaires d'actions au porteur désirant se faire représenter ou voter par correspondance à l'Assemblée ci-dessus devront faire immobiliser leurs titres, cinq jours francs avant la date de l'Assemblée auprès de la Société PERNOD RICARD, 12, place des Etats-Unis, Paris (16ème), ou auprès des établissements ci-après :

- SOCIETE GÉNÉRALE	29, boulevard Haussmann, PARIS (9e)
- BNP/PARIBAS	16, boulevard des Italiens, PARIS (9e)
- CRÉDIT LYONNAIS	19, boulevard des Italiens, PARIS (2e)
- CRÉDIT DU NORD	59, boulevard Haussmann, PARIS (8e)
- CRÉDIT COMMERCIAL DE FRANCE	103, avenue des Champs-Elysées, PARIS (8e)
- SOCIÉTE MARSEILLAISE DE CREDIT	75, rue Paradis, MARSEILLE - 13006
- CRÉDIT AGRICOLE INV.	9, quai du Président Paul Doumer, 92220 PARIS LA DEFENSE
- CAISSE DES DÉPÔTS ET CONSIGNATIONS	56, rue de Lille, PARIS (7e)

et dans toutes les Agences de Paris et de Province de ces établissements, ou auprès de l'établissement financier dépositaire des titres.

Les titulaires d'actions nominatives, depuis cinq jours au moins avant la date de l'Assemblée, pourront y assister, s'y faire représenter ou voter par correspondance sans aucune formalité.

Les formulaires de vote par correspondance pourront être obtenus au Siège de la Société.

Les votes par correspondance ne seront pris en compte que pour les formulaires parvenus à la SOCIÉTÉ GÉNÉRALE ou au Siège de la Société PERNOD RICARD dans un délai de trois jours au moins avant l'Assemblée.

Les cartes d'admission à l'Assemblée ci-dessus seront adressées à tout actionnaire qui en fera la demande au Siège de la Société 12, place des Etats-Unis à Paris (16ème), ou dans un des établissements bancaires qui précèdent, en produisant, si les titres sont au porteur, une attestation d'immobilisation dans les conditions indiquées ci-dessus.

Il est rappelé que, conformément à l'article 136 du décret du 23 mars 1967, tout actionnaire ayant effectué l'une ou l'autre des formalités ci-dessus, peut néanmoins céder tout ou partie de ses actions pendant la période minimale d'inscription nominative ou d'indisponibilité des titres au porteur en notifiant au teneur de compte habilité la révocation de cette inscription ou de cette indisponibilité jusqu'à 15 heures, heure de Paris, la veille de l'Assemblée générale, à la seule condition, s'il a demandé une carte d'admission ou déjà exprimé son vote à distance ou envoyé un pouvoir, de fournir au teneur de compte habilité les éléments permettant d'annuler son vote ou de modifier le nombre d'actions et de voix correspondant à son vote.

La participation et le vote par visioconférence ou par un moyen de télécommunication n'ont pas été retenus pour la réunion de cette Assemblée. Aucun site visé à l'article 119 du décret n°67-236 du 23 mars 1967 ne sera aménagé à cette fin.

COMMENT PARTICIPER À NOTRE ASSEMBLÉE ?



Droit de vote double au nominatif pour les actionnaires inscrits au nominatif depuis au moins 10 ans.
• Pour assister à l'Assemblée
Cocher la case A, dater et signer
Droit de vote simple
• Pour voter par correspondance ou par procuration
Cocher la case B
ET
• soit ① donner pouvoir au Président
Dater et signer*
• soit ② voter par correspondance
Cocher la case n°2, éventuellement noircir les cases des résolutions qui ne recueillent pas votre adhésion, dater et signer*
• soit ③ vous faire représenter par votre conjoint ou par un autre actionnaire (personne physique ou morale)
Cocher la case n°3 et mentionner les nom et prénom du mandataire, dater et signer*
QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM
ASSEMBLEE GENERALE EXTRAORDINAIRE
DU 20/06/05
PERNOD RICARD
12, PLACE DES ETATS-UNIS
75116 PARIS
AU CAPITAL DE EUR 218 500 451,10
582 041 943 R.C.S. PARIS
CADRE RESERVE / For Company's use only
JE VOTE PAR CORRESPONDANCE / / VOTE BY POST
JE DONNE POUVOIR AU PRESIDENT DE L'ASSEMBLEE GENERALE
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
JE DONNE POUVOIR A :
Date & Signature

*En cas d'indivision, porter la signature de chaque indivisaire.

Quel que soit le mode de participation choisi, le formulaire complété et signé doit être retourné, dans les meilleurs délais, à l'aide de l'enveloppe ci-jointe :

• si vos actions sont inscrites au nominatif, à :

Société Générale
Service des Assemblées
BP 81236
32, rue du Champ-de-Tir

• si vos actions sont au porteur, à :

l'intermédiaire qui assure la gestion de votre compte titres

Pernod Ricard

CONDITIONS DE PARTICIPATION À L'ASSEMBLÉE

Conformément à la loi et aux statuts, tous les actionnaires pourront assister, se faire représenter ou voter à cette Assemblée.

Nous vous rappelons que si vous voulez assister à cette Assemblée, vous y faire représenter ou voter par correspondance, vous devez impérativement :

• pour vos actions NOMINATIVES, être inscrit en compte nominatif, 5 jours, au moins, avant la date de l'Assemblée ;

• pour vos actions au PORTEUR, faire établir par l'établissement où sont déposés vos titres, un certificat constatant l'indisponibilité des titres, qui devra être retourné, 5 jours, au moins, avant la date de cette Assemblée.

1 - VOUS DÉSIREZ ASSISTER À L'ASSEMBLÉE :

Vous devez demander une carte d'admission, indispensable pour être admis à l'Assemblée et y voter. Pour obtenir cette carte, retourner le formulaire de vote par correspondance ci-joint ; cocher la case A, dater et signer en bas du formulaire (cf. p. 3).

2 - VOUS NE POUVEZ ASSISTER À CETTE ASSEMBLÉE, MAIS VOUS SOUHAITEZ EXPRIMER VOTRE AVIS, SOIT EN VOTANT PAR CORRESPONDANCE, SOIT EN VOUS FAISANT REPRÉSENTER PAR VOTRE CONJOINT OU PAR UN AUTRE ACTIONNAIRE, SOIT EN AUTORISANT LE PRÉSIDENT À VOTER EN VOTRE NOM.

• Vos actions sont NOMINATIVES, il suffit de compléter et de signer le formulaire de vote par correspondance ou par procuration établi pour l'Assemblée et de le retourner à la Société Générale (enveloppe-réponse jointe).

• Vos actions sont au PORTEUR, vous retournez, après l'avoir complété et signé, le formulaire de vote par correspondance à l'établissement où sont déposés vos titres, en précisant bien que vous demandez l'immobilisation de vos actions.

Nous vous rappelons que ce formulaire de vote par correspondance vous permet :

• soit de vous en remettre au Président (option 1) ; celui-ci émettra alors en votre nom, un vote favorable à l'adoption des projets de résolutions présentés ou agréés par le Conseil d'Administration et un vote défavorable dans le cas contraire ;

• soit de voter par correspondance (option 2) et ce, résolution par résolution ;

• soit de vous faire représenter (option 3) par votre conjoint ou un autre actionnaire.

Ne seront prises en compte que les demandes de cartes d'admission ou les formulaires de vote par correspondance parvenus à la Société Générale ou au Siège de la Société PERNOD RICARD, dans un délai de 3 jours, au moins

ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE

PROJETS DE RÉSOLUTIONS

Première résolution
(Apport en nature)

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise :

- du rapport du conseil d'administration à l'assemblée générale (y compris l'annexe de ce rapport constituée du document E enregistré par l'Autorité des marchés financiers) ;

- du rapport des commissaires aux apports sur la valeur des apports et sur la rémunération des apports ;

Approuve, sous la condition que le « Scheme of Arrangement » ait pris effet :

- l'apport en nature des actions échangées contre des actions Pernod Ricard dans le cadre du « Scheme of Arrangement », soit un maximum de 140 031 645 570 actions de catégorie B (les « Actions B » et individuellement, une « Action B ») de la société Allied Domecq, société de droit britannique dont le siège social est The Pavilions, Bridgwater Road, Bestminster Down, Bristol, BS13 8AR, Royaume-Uni, qui seront apportées dans le cadre du « Scheme of Arrangement » ;

- l'évaluation de l'apport, soit un montant maximum total de 2.053.200.000 euros, correspondant à un montant de 0,0146624 euro par Action B apportée ;

- la rémunération de l'apport, à savoir 0,0001264 action Pernod Ricard pour une Action B apportée, étant entendu que, pour les actions apportées dans la branche principale par les actionnaires d'Allied Domecq, la rémunération sera pour une action Allied Domecq (avant division par 670 des actions existantes et reclassification) 545 pence en numéraire et 0,0158 action Pernod Ricard.

Cette résolution prendra effet à la date d'entrée en vigueur du « Scheme of Arrangement ».

Deuxième résolution
(Augmentation de capital en rémunération de l'apport en nature)

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, en conséquence de ce qui précède, décide, sous la seule condition que le « Scheme of Arrangement » ait pris effet (« has become effective ») et avec effet à la date de prise d'effet du « Scheme of Arrangement » :

1. Que le capital de Pernod Ricard est augmenté d'un montant maximum de 54 870 000 euros par émission d'un nombre maximum de 17.700.000 actions Pernod Ricard, le nombre d'actions émises correspondant au produit du nombre maximum d'Actions B apporté dans le cadre du « Scheme of Arrangement » et de 0,0001264 correspondant à la parité retenue. Les actions nouvelles auront une valeur nominale de 3,10 euros chacune, assorties chacune d'une prime d'apport unitaire de 112,90 euros entièrement libérée, portant jouissance courante, soit une prime d'apport globale d'un montant maximum de 1.998.330.000 euros. Ces actions nouvelles donneront droit à ce titre à toutes les distributions de bénéfices, primes ou réserves décidées à compter de leur date d'émission. A compter de leur date d'émission, elles seront entièrement assimilées aux actions anciennes de même catégorie composant le capital social actuel, jouiront des mêmes droits et supporteront les mêmes charges ;

2. Que les actions ainsi créées seront attribuées aux anciens titulaires d'Actions B ayant choisi, dans le cadre du « Scheme of Arrangement », de recevoir des actions Pernod Ricard à raison de 0,0001264 action nouvelle pour une Action B, étant entendu que, pour les actions apportées dans la branche principale par les actionnaires d'Allied Domecq, la rémunération sera pour une action Allied Domecq (avant division par 670 des actions

3. Que les actions nouvellement émises donneront droit à tout dividende mis en paiement à compter de leur date d'émission, étant précisé qu'elles ne donneront pas droit aux acomptes sur dividende qui ont été versés préalablement à leur date d'émission, de telle sorte que si la distribution de dividendes votée par l'assemblée générale d'approbation des comptes clos le 30 juin 2005 décidait un dividende supérieur aux acomptes déjà payés, les nouvelles actions donneraient seulement droit à la différence ;

4. Que le montant correspondant à la différence entre le montant total de l'apport et le montant total de l'augmentation de capital social de Pernod Ricard, sera inscrit au crédit d'un compte « prime d'apport », sur lequel porteront les droits de tous les actionnaires anciens et nouveaux ;

5. D'autoriser le conseil d'administration à imputer le cas échéant sur le poste « prime d'apport », l'ensemble des frais, charges et impôts occasionnés par l'apport, ainsi que ceux consécutifs à l'augmentation de capital de Pernod Ricard et à la réalisation de l'apport.

Cette résolution prendra effet à la date d'entrée en vigueur du « Scheme of Arrangement ».

Troisième résolution
(Modification corrélative des statuts)

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, en conséquence de l'adoption des première et deuxième résolutions, décide, sous la seule condition que le « Scheme of Arrangement » ait pris effet (« has become effective »).

- de modifier les dispositions de l'article 6 « Capital » des statuts pour (i) porter le capital à un montant égal à 218.500.651,10 euros augmenté de la valeur nominale totale des actions Pernod Ricard émises conformément à la deuxième résolution et (ii) augmenter le nombre d'actions composant le capital social, soit 70 484 081 actions du nombre total d'actions Pernod Ricard émises conformément à la deuxième résolution.

Cette résolution prendra effet à la date d'entrée en vigueur du « Scheme of Arrangement ».

Quatrième résolution
(Mandat pour la constatation d'une condition suspensive)

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, en conséquence de l'adoption des première, deuxième et troisième résolutions :

Mandate le Président Directeur Général de Pernod Ricard, avec faculté de subdélégation aux fins de constater :

- que le « Scheme of Arrangement » a pris effet (« has become effective ») et que la condition suspensive à l'apport est réalisée ;
- l'augmentation de capital résultant du nombre total d'actions Pernod Ricard créée en rémunération du nombre total d'Actions B apportées ;
- la modification des statuts en résultant.

Cinquième résolution
(Pouvoirs pour l'accomplissement des formalités)

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, confère tous pouvoirs au porteur d'une copie ou d'extraits du procès-verbal constatant les présentes délibérations, en vue de l'accomplissement de toutes formalités légales ou administratives.

Rapport du conseil d'administration à

L'Assemblée Générale Extraordinaire du 20 juin 2005

Mesdames, Messieurs,

Présentation générale de l'opération avec Allied Domecq

Pernod Ricard a annoncé le 21 avril 2005 son intention d'acquérir 100 % du capital et des droits de vote d'Allied Domecq contre un paiement en numéraire et un échange d'actions en vue de créer un groupe leader sur le marché mondial des vins et spiritueux.

Il a été décidé de procéder à cette opération par la voie d'un « Scheme of Arrangement » (le « Scheme of Arrangement ») soumis aux dispositions de droit anglais prévues par la section 425 du Companies Act 1985, décrite ci-après.

Rémunération des actionnaires d'Allied Domecq

Dans le cadre du Scheme of Arrangement envisagé, les anciens actionnaires d'Allied Domecq recevront, en échange de leurs actions Allied Domecq du numéraire remis par Goal Acquisitions Ltd, sous-filiale de Pernod Ricard, et des actions Pernod Ricard.

Il serait ainsi proposé aux actionnaires d'Allied Domecq de recevoir pour une action Allied Domecq avant la division en 670 et la reclassification en actions A et B exposées ci-après (coupon attaché, à l'exception de l'acompte sur dividende de 6,5 pence par action qui sera payé le 10 juin 2005 aux actionnaires d'Allied Domecq) :

- soit 0,0158 action Pernod Ricard et 545 pence en numéraire,
- soit 0,084688 action Pernod Ricard, s'ils optent pour un paiement exclusivement en actions Pernod Ricard ;
- soit 670 pence s'ils optent pour un paiement exclusivement en numéraire.

En effet, dans le cadre du Scheme of Arrangement, les actions Allied Domecq seront divisées en 670 actions, elles-mêmes reclassifiées en actions A (celles qui seront échangées contre du numéraire) et en actions B (celles qui seront échangées en actions Pernod Ricard).

Chaque actionnaire d'Allied Domecq pourra demander à modifier la part de numéraire et de titres qu'il recevra, (offre de type *mix and match*), étant entendu que par un mécanisme de report d'une branche sur l'autre, l'opération aboutira en tout état de cause pour Pernod Ricard, à remettre le nombre de titres initialement convenu soit un maximum de 17,7 millions d'actions Pernod Ricard, soit une proportion globale fixée, pour l'opération, à environ 81 % en numéraire (précisément 545/670) et environ 19 % (précisément 125/670) en actions.

Les termes de l'offre proposée aux actionnaires d'Allied Domecq sont décrits de manière détaillée dans la note d'opération ayant reçu le visa de l'Autorité des marchés financiers et qui constitue une annexe au présent rapport.

Intérêt de l'Opération pour Pernod Ricard et ses actionnaires

L'offre de Pernod Ricard valorise chaque action Allied Domecq (avant division en 670 et reclassification en actions A et B) à 670 pence (sur la base d'un cours de référence de l'action Pernod Ricard de 116 euros), et le capital d'Allied Domecq à environ 10,7 milliards d'euros (7,4 milliards de livres sterling).

L'offre représente une prime d'environ 36,2% sur la base du cours de clôture d'Allied Domecq, le 3 février 2005, de 492 pence (dernier jour de bourse précédant les spéculations concernant une offre éventuelle pour la Société) et de 24,8% sur la base du cours de clôture d'Allied Domecq, le 4 avril 2005, de 537 pence (dernier jour de bourse précédant le communiqué de presse d'Allied Domecq indiquant des discussions exploratoires avec Pernod Ricard au sujet d'une offre éventuelle).

Le conseil d'administration d'Allied Domecq recommande unanimement aux actionnaires d'Allied Domecq de voter en faveur de l'offre de Pernod Ricard.

L'acquisition d'Allied Domecq permettra à Pernod Ricard de se hisser au second rang mondial des groupes de spiritueux et à la première place mondiale de ce secteur en dehors des Etats-Unis.

Positions du nouveau Groupe Pernod Ricard dans les spiritueux après l'acquisition[1]

N°1 en Europe
N°2 en Amérique du Nord
N°1 en Asie[2]
N°1 en Amérique Latine
N°2 en Afrique[2]

Le nouveau Groupe deviendra également un acteur majeur des vins « premium » dans le monde.

Pernod Ricard conservera la plus grande partie des activités d'Allied Domecq, et en particulier de nombreuses grandes marques de spiritueux telles que Ballantine's, Beefeater, Kahlua, Malibu et Tia Maria, les droits de distribution de Stolichnaya aux Etats-Unis, les marques de vins « premium » (Montana, Mumm Cuvée Napa et Campo Viejo) et des marques de champagnes (Mumm,Perrier-Jouët). Pernod Ricard renforcera également son portefeuille de marques locales avec Imperial en Corée du Sud ou encore Don Pedro et Presidente au Mexique. L'ensemble de ces marques représente un complément stratégique idéal pour le Groupe Pernod Ricard. Fort de ces nouvelles marques, le nouveau portefeuille de spiritueux du Groupe Pernod Ricard comprendra ainsi 20 des 100 marques internationales les plus importantes répertoriées par Impact International (mars 2005).

L'Opération renforcera également la présence du Groupe Pernod Ricard dans des marchés clés puisque le nouveau Groupe occupera une position de numéro 4 aux Etats-Unis (en volume), de numéro 2 au Royaume-Uni et en Corée du Sud, et de numéro 1 en Espagne et au Mexique[1].

---

[1] Source : IWSR 2004 – Spiritueux "Western style ", excluant les boissons prêtes à boire ("RTD"), les vins et les apéritifs à base de vin – Marques propres uniquement (hors marques d'agence). Stolichnaya US inclus dans le nouveau Pernod Ricard.

[2] Hors acteurs locaux.

L'acquisition d'Allied Domecq constitue une étape stratégique majeure pour le Groupe Pernod Ricard après celle de Seagram en 2001. A cette occasion, le Groupe Pernod Ricard a démontré sa capacité d'intégration et de redressement d'un portefeuille de nouvelles marques : les taux de croissance annuels moyens des volumes de Chivas et Martell entre 2002 et 2004 ont atteint respectivement 9 % et 7 %. Par ailleurs, le résultat net du Groupe a connu une croissance remarquable entre 2001 et 2004 avec un taux de croissance annuel moyen de 17,3 %[1] sur la période. Enfin, Pernod Ricard est revenu en 3 ans à un ratio d'endettement identique à celui précédant le rachat de Seagram : avec un montant de dettes financières nettes de 1,3 milliard d'euros[2], le Groupe a atteint un ratio de dettes financières nettes / EBITDA[3] de 1,6 au 31 décembre 2004. Pernod Ricard est donc dans une situation idéale pour réaliser cette Opération et accélérer la création de valeur en s'appuyant sur ses précédents succès d'intégration.

L'Opération constitue, en effet, une opportunité remarquable de création de valeur pour le Groupe s'appuyant sur le potentiel de croissance des marques acquises, la combinaison de deux portefeuilles complémentaires et une présence géographique mondiale accrue. Cela se traduit également par une optimisation des structures existantes avec des synergies de coûts annuelles anticipées estimées à environ 300 millions d'euros[4] avant impôts, la totalité devant être mise en œuvre au terme des trois premières années.

Dans le cadre de l'Opération, Pernod Ricard est convenu de vendre à Fortune Brands, pour un montant d'environ 4,1 milliards d'euros en numéraire (2,7 milliards de livres sterling) certaines des marques et des actifs de production et de distribution d'Allied Domecq, ainsi que sa marque Larios (pour approximativement 109 millions d'euros). Les actifs d'Allied Domecq qui seront vendus à Fortune Brands comprennent les marques de spiritueux Canadian Club, Courvoisier, Maker's Mark, Sauza et Laphroaig, les vins californiens dont la marque Clos du Bois (hors Mumm cuvée Napa), ainsi que les réseaux de distribution et les principales marques locales d'Allied Domecq en Espagne (DYC, Centenario, Castellana, Fundador), au Royaume-Uni (Harvey's, Cockburn's) et en Allemagne (Kümmerling, Jacobi). La cession de ces actifs à Fortune Brands est sujette seulement à la réalisation de l'Offre, dans les conditions définies au paragraphe 2.2.7.2 de la note d'opération[5] et le transfert des actifs à Fortune Brands devrait avoir lieu dans les 6 mois suivant la clôture de cette Offre. Fortune Brands financera le montant de sa contribution dès la clôture de l'Offre, grâce à un emprunt bancaire déjà accordé. Les accords conclus entre Pernod Ricard et Fortune Brands dans le cadre de l'opération sont développés dans le paragraphe 3.2.4 de la note d'opération[5].

1 Résultat net hors éléments exceptionnels et amortissement du goodwill – Source : Pernod Ricard.

2 En prenant pour hypothèse que l'OCEANE est assimilée aux fonds propres.

3 EBITDA = résultat opérationnel + quote-part du résultat des sociétés mises en équivalence + amortissements des immobilisations corporelles et incorporelles.

4 Les synergies anticipées ont été calculées sur la base des coûts et charges existants et de la structure d'exploitation actuellement en place au sein des groupes Pernod Ricard et Allied Domecq. Les données relatives aux synergies se rapportent à des actions et à des circonstances futures qui, par nature, impliquent certains risques, incertitudes, éléments contingents et autres facteurs. En conséquence, il est possible que les synergies évoquées ne soient pas réalisées, ou que celles atteintes diffèrent significativement des synergies anticipées.

5 La note d'opération financière visée par l'AMF et décrivant l'opération peut être obtenue sur simple demande au Siège de la société. Elle est consultable sur le site internet de Pernod Ricard (www.pernod-ricard.com), ainsi que sur le site de l'AMF (www.amf-france.org).

Un portefeuille renforcé de marques clés

Pernod Ricard va acquérir environ les deux tiers de l'activité Vins & Spiritueux d'Allied Domecq et en céder environ un tiers à Fortune Brands, selon la répartition illustrée par le graphique ci-dessous :

Aperçu des marques clés d'Allied Domecq
Marques conservées par Pernod Ricard et marques cédées à Fortune Brands



Pernod Ricard—Marques retenues
Fortune Brands—Actifs revendus
Ballantine's
Beefeater
Kahlua
Malibu
Stolichnaya (US)
Marques Clés
Canadian Club
Courvoisier
Maker's Mark
Sauza
Tia Maria
Imperial
Hiram Walker
Presidente
Don Pedro
...
Marques Leaders Locales
Espagne (DYC, Centenario, Fundador, Castellana)
Allemagne (Kümmerling)
Royaume Uni (Teacher's, Harvey's, Cockburn's, Laphroaig)
Mumm/Perrier Jouët
Montana
Campo Viejo, Siglo...
Mumm Cuvée Napa
Vins et champagnes
Clos du Bois, autres vins US
51 Volumes (en millions de caisses « mm caisses »)1 18
2,4 CA (Mds €)1 1,0
1,0 DBC2 (Mds €)1 0,4

L'ajout de grandes marques permettra à Pernod Ricard de renforcer son portefeuille de marques clés, comme illustré ci-dessous :



Volumes 2004 (en millions de caisses) - Sources : Allied Domecq, Pernod Ricard
Allied Domecq
Pernod Ricard
Spiritueux
Vins et Champagnes
Ricard 6,0 (4%)
Ballantine's 5,9 +2%
Chivas Regal 3,3 +9%
Kahlua 3,0 (2%)
Malibu 3,0 +17%5
Beefeater 2,4 +2%
Havana Club 2,0 +9%
Stolichnaya (US) 1,9 +13%
Jameson 1,7 +9%
Martell 1,2 +7%
The Glenlivet 0,4 +8%
Jacob's Creek 7,1 +9%
Marques Montana 5,5 +3%
Mumm Perrier Jouët 0,8 +7%
TCAM du Volume 2002-04

[1] Estimations de Pernod Ricard fondées sur l'information d'Allied Domecq pour l'année fiscale 2004 (clôture d'année fiscale à fin août); estimations hors QSR, participation de 23,75 % dans Britannia Soft Drinks et autres cessions attendues.

[2] DBC (Direct Brand Contribution) = Contribution directe par marque = chiffre d'affaires – coûts de production – coûts de promotion et de publicité, calculée pour chaque marque.

[3] Incluant Kahlua Combos.

[4] Incluant d'autres vins de Nouvelle-Zélande.

[5] Données 2003-2004.

L'Opération permettra en outre à Pernod Ricard de renforcer sa part de marché dans certaines catégories de spiritueux, comme illustré ci-dessous :

Catégorie	Marques-clés Pernod Ricard		Marques-clés Allied Domecq		Part de marché mondial (en volume) du nouveau Pernod Ricard[1]
Scotch	• Clan Campbell • Chivas • The Glenlivet • Royal Salute • Something Special	+	• Ballantine's • Imperial	➔	21 %
Autres whiskies	• Jameson • Wild Turkey • Royal Stag	+	• Canadian Rich & Rare • Wiser's	➔	10 %
Alcools blancs et rhums[2]	• Wyborowa • Seagram's Gin • Havana Club • Montilla	+	• Beefeater • Stolichnaya (US)	➔	11 %
Liqueurs[2]	• Soho/Dita	+	• Kahlua • Malibu • Tia Maria	➔	21 %
Anis et Amers	• Ricard • Pernod • Pastis 51 • Suze • Amaro Ramazzotti • Becherovka • Ouzo	+	-	➔	17 %
Brandies et cognacs	• Martell • Renault • Bisquit • Ararat	+	• Domecq • Don Pedro • Presidente	➔	8 %

L'Opération fera également de Pernod Ricard un nouveau leader sur le marché des vins « premium », en plaçant le nouveau Groupe à la troisième place du marché mondial, derrière Constellation Brands et le nouveau groupe issu du rapprochement Foster's/Southcorp[3]. Pernod Ricard acquerra deux marques de champagne prestigieuses, Mumm (numéro 3 mondial des champagnes) et Perrier Jouët, et diversifiera son portefeuille de vins existant (dont la principale marque est Jacob's Creek, numéro 1 des vins australiens) grâce à l'ajout de nouvelles marques à croissance forte telles que Montana (numéro 1 des vins néo-zélandais) et Brancott en Nouvelle-Zélande, Mumm Cuvée Napa aux Etats-Unis, Graffigna en Argentine ou encore les marques de Bodegas y Bebidas (numéro 1 des vins Rioja avec notamment les marques Campo Viejo et Siglo) et Marques de Arienzo en Espagne.

---

[1] Source : IWSR 2004 – Spiritueux "Western style ", excluant les boissons prêtes à boire ("RTD"), les vins et les apéritifs à base de vin – Marques propres uniquement (hors marques d'agence). Stolichnaya US inclus dans le nouveau Pernod Ricard.

[2] Parts de marché hors marques locales.

[3] Source : IWSR 2004 et estimations Pernod Ricard ; vins vendus à un prix supérieur à 3 USD.

Une présence mondiale accrue avec une taille critique sur les principaux marchés

Le nouveau Groupe Pernod Ricard occupera une place de premier plan sur l'ensemble des marchés[1] : numéro 1 en Europe, en Asie[3] et en Amérique Latine, numéro 2 en Amérique du Nord[2] et en Afrique[3]. Les ventes de spiritueux de la nouvelle entité atteindront 77 millions de caisses de 9 litres contre 50 millions aujourd'hui. Outre une position de numéro 2 en Amérique du Nord, marché en forte croissance, Pernod Ricard bénéficiera d'une présence accrue sur les marchés occidentaux (numéro 1 en Espagne, en Italie, en France et au Japon, numéro 2 au Royaume-Uni, en Grèce et en Australie) et d'une position de leader sur les marchés à fort potentiel de développement (numéro 1 au Mexique, au Brésil, en Argentine, en Chine, en Inde, en Thaïlande et en Russie[3], numéro 2 en Corée du Sud).

Le graphique ci-dessous illustre la présence accrue du groupe dans les marchés à forte croissance :



Pernod Ricard – Total : 50 mm de caisses
Asie / Reste du monde 27%
Europe 29%
Amérique Latine 10%
France 22%
Amérique du Nord 12%
Nouveau Pernod Ricard – Total : 77 mm de caisses
Asie / Reste du monde 20 %
Europe 28%
Amérique Latine 10%
France 16%
Amérique du Nord 26%

[1] Source : IWSR 2004 – Spiritueux "Western Style", excluant les boissons prêtes à boire (« RTDs »), les vins et les apéritifs à base de vin – Marques en propriété seulement (hors marques d'agence).

[2] Stolichnaya US inclus dans le nouveau Groupe Pernod Ricard. Mexique inclus dans Amérique du Nord.

[3] Hors acteurs locaux.

Le tableau ci-dessous illustre le changement de périmètre et l'amélioration du positionnement de Pernod Ricard, nouveau leader sur le marché mondial des spiritueux en dehors des Etats-Unis à la suite de la transaction[1] :



		Pernod Ricard	Nouveau Pernod Ricard
Total	Volumes (mm caisses)	50	77
	Rang	N°2	N°2
Etats-Unis	Volumes (mm caisses)	6	12
	Rang	N°8	N°4
Reste du Monde	Volumes (mm caisses)	44	65
	Rang	N°2/3	N°1

L'amélioration des parts de marché[1] de Pernod Ricard est particulièrement significative en Amérique du Nord, puisqu'elles passent respectivement de 4 % à 8 % aux Etats-Unis, de 2 % à 20 % au Canada et de 2 % à 28 % au Mexique. Les Etats-Unis constituent le premier marché mondial des spiritueux avec 153 millions de caisses vendues et bénéficient d'un taux de croissance attractif (taux de croissance annuel moyen 2002-2004 de 4 %), tiré par les catégories liées aux cocktails (alcools blancs et liqueurs). Le renforcement de la position de Pernod Ricard grâce à l'acquisition de marques telles que Beefeater, Stolichnaya (droits de distribution aux Etats-Unis), Kahlua, Malibu, Hiram Walker et Mumm Cuvée Napa y est stratégique.

Pernod Ricard renforcera également sa position sur deux marchés bien établis, l'Espagne et le Royaume-Uni, respectivement troisième et quatrième marchés mondiaux des spiritueux, où il deviendra respectivement numéro 1 et numéro 2. Pernod Ricard y doublera ses parts de marché[1], de 12 % à 22 % en Espagne et de 3 % à 6 % au Royaume-Uni. Le portefeuille de marques de Pernod Ricard évoluera de manière significative en Espagne avec l'acquisition de Ballantine's, de Beefeater et de Malibu, et la cession du gin Larios. L'Opération donne par ailleurs au Groupe l'opportunité de se renforcer dans les spiritueux au Royaume-Uni, où le portefeuille est actuellement essentiellement concentré sur les vins.

[1] Source : IWSR 2004 – Spiritueux "Western style ", excluant les boissons prêtes à boire ("RTD"), les vins et les apéritifs à base de vin – Marques propres uniquement (hors marques d'agence). Stolichnaya US inclus dans le nouveau Pernod Ricard.

L'Opération permettra enfin à Pernod Ricard d'accroître sa présence au Mexique et en Corée du Sud, deux marchés dotés d'un fort potentiel de croissance. Les parts de marché[1] du Groupe augmenteront très significativement dans ces deux pays, de 2 % à 28 % au Mexique et de 5 % à 34 % en Corée du Sud, plaçant Pernod Ricard respectivement aux première et deuxième places. Le Mexique, important marché de spiritueux (17 millions de caisses) constitue une excellente plateforme de croissance pour des marques phares du portefeuille existant telles Chivas, Martell et Havana Club, et Pernod Ricard pourra en outre y prendre position de manière significative sur le marché des brandies avec l'acquisition de trois nouvelles marques leaders : Presidente, Don Pedro et Los Reyes. Par ailleurs, Pernod Ricard renforcera sa présence en Corée du Sud, marché à forte croissance en valeur, en particulier sur le segment des Scotchs grâce à l'acquisition d'Imperial et Ballantine's, respectivement numéro 1 et numéro 5 en Corée du Sud.

Le tableau ci-dessous résume les chiffres clés du nouveau Groupe :

	Groupe Pernod Ricard 2004		**Nouveau Groupe Pernod Ricard pro forma 2004**
Volume Spiritueux (mm de caisses)[1]	**50**	–	**77**
Marques de spiritueux dans le Top 100[2]	**13**	–	**20**
Chiffre d'affaires Vins & Spiritueux (milliards d'euros)[3]	**3,5**	–	**5,8**

Pernod Ricard renforcera sensiblement sa position grâce à cette acquisition, et bénéficiera de fortes synergies. Les synergies annuelles de coûts s'élèveraient, dès la troisième année suivant l'acquisition, à environ 300 millions d'euros[4] avant impôts, tandis que les coûts de restructuration associés à la mise en place de ces synergies représenteraient environ une fois et demi[5] le montant des synergies annuelles attendues. Pernod Ricard bénéficiera de l'expérience Seagram dans le cadre de la réalisation des synergies attendues, et l'Opération sera par ailleurs facilitée par la revente à Fortune Brands des réseaux de distribution en Allemagne, au Royaume-Uni et en Espagne.

[1] Source : IWSR 2004 – Spiritueux "Western style ", excluant les boissons prêtes à boire ("RTD"), les vins et les apéritifs à base de vin – Marques propres uniquement (hors marques d'agence). Stolichnaya US inclus dans le nouveau Pernod Ricard.

[2] Source Impact International – 100 premières marques mondiales de spiritueux distillés en volume (2004E) - incluant Stolichnaya US.

[3] Estimations pour 2004 pro forma (après synergies attendues), vins et spiritueux uniquement.

[4] Les synergies anticipées ont été calculées sur la base des coûts et charges existants et de la structure d'exploitation actuellement en place au sein des groupes Pernod Ricard et Allied Domecq. Les données relatives aux synergies se rapportent à des actions et à des circonstances futures qui, par nature, impliquent certains risques, incertitudes, éléments contingents et autres facteurs. En conséquence, il est possible que les synergies évoquées ne soient pas réalisées, ou que celles atteintes diffèrent significativement des synergies anticipées.

[5] Estimation Pernod Ricard.

[6] La note d'opération financière visée par l'AMF et décrivant l'opération peut être obtenue sur simple demande au Siège de la société. Elle est consultable sur le site internet de Pernod Ricard (www.pernod-ricard.com), ainsi que sur le site de l'AMF (www.amf-france.org).

L'acquisition d'Allied Domecq par Pernod Ricard devrait être réalisée dans le courant du mois de juillet 2005 et le transfert des actifs à Fortune Brands devrait être finalisé dans les six mois suivant la réalisation de l'opération.

Pour toute information complémentaire liée à cette partie sur "l'intérêt de l'opération pour Pernod Ricard et ses actionnaires", se référer à la partie 3.2.1 de la note d'opération[6].

Description des apports et de l'augmentation de capital

Nous vous avons réunis en assemblée générale extraordinaire afin de vous soumettre le projet d'augmentation du capital social par apport en nature des titres Allied Domecq.

Cet apport en nature résulte du "Scheme of Arrangement" mené avec Allied Domecq pour l'acquisition par Pernod Ricard de la totalité des actions émises ou à émettre d'Allied Domecq.

Le "Scheme of Arrangement" est un échange d'actions Allied Domecq contre des actions Pernod Ricard et/ou du numéraire.

Le "Scheme of Arrangement" entraînera la réalisation des opérations suivantes

- Allied Domecq procédera à la réduction de son capital à zéro par annulation de toutes les actions existantes ;


Pernod Ricard
100 %
Lina 3
100 %
Goal Acquisitions Holdings Ltd
99,9 %
Goal Acquisitions Ltd
Anciens actionnaires d'Allied Domecq
100 %
Allied Domecq

- Allied Domecq procède, à hauteur du capital précédemment annulé, à une augmentation de son capital pour le porter à hauteur du capital précédemment annulé au profit de Pernod Ricard à hauteur d'environ 19 % et de Goal Acquisitions Ltd à hauteur d'environ 81 % ;


100 %
Lina 3
100 %
Anciens actionnaires d'Allied Domecq
Goal Acquisitions Holdings Ltd
19 %
99,9 %
Allied Domecq
Goal Acquisitions Ltd
81 %

- Pernod Ricard remet aux anciens actionnaires d'Allied Domecq en contrepartie de l'annulation de leurs actions et en échange des actions reçues d'Allied Domecq, le nombre d'actions nouvelles Pernod Ricard correspondant à l'application de la parité convenue soit au total environ 19 % du prix d'acquisition d'Allied Domecq. Goal Acquisitions Ltd remet aux anciens actionnaires d'Allied Domecq la somme en numéraire convenue (soit au total environ 81 % du prix d'acquisition d'Allied Domecq).


Paiement en actions Pernod Ricard
Pernod Ricard
100 %
Lina 3
Anciens actionnaires d'Allied Domecq
100 %
19 %
Goal Acquisitions Holdings Ltd
Allied Domecq
99,9 %
81 %
Goal Acquisitions Ltd
Paiement en numéraire

Immédiatement après que le "Scheme of Arrangement" ait pris effet, la participation de Pernod Ricard dans Allied Domecq sera transférée à Goal Acquisitions Ltd de telle sorte qu'Allied Domecq soit une filiale à 100 % de Goal Acquisitions Ltd (elle-même filiale à 100 % - directement et indirectement - de Pernod Ricard).

En droit français, le "Scheme of Arrangement", pour la partie rémunérée en actions (à savoir les actions B), correspond à un apport en nature d'actions Allied Domecq, étant entendu que (i) les actions Allied Domecq sont remises à Pernod Ricard par Allied Domecq elle-même et que (ii) Pernod Ricard émet en rémunération des actions Pernod Ricard au profit des actionnaires d'Allied Domecq en application du "Scheme of Arrangement", contrat régi par la loi anglaise.

Cet apport est soumis à la condition que le "Scheme of Arrangement" ait pris effet (« has become effective »).

L'évaluation de l'apport et les conditions dans lesquelles il serait réalisé, ont été, conformément à la loi, soumises à l'appréciation de Messieurs Jean-Charles de Lasteyrie, Dominique Ledouble et Alain Abergel, commissaires aux apports désignés par ordonnance de Madame le Président du Tribunal de Commerce de Paris en date du 22 avril 2005. Il vous sera donné lecture de leur rapport, lequel a été déposé au greffe du Tribunal de Commerce de Paris le 24 mai 2005, soit huit jours au moins avant la réunion de la présente assemblée. Il a été tenu à votre disposition au siège social depuis le 25 mai 2005.

Les actions Allied Domecq – soit un maximum de 140 031 645 570 actions B – qui seraient apportées à Pernod Ricard sont évaluées – sur l'hypothèse du nombre maximum d'actions Allied Domecq susceptibles d'être apportées contre un maximum de 17 700 000 actions Pernod Ricard – à 2.053.200.000 euros. Cet échange se ferait en effet sur la base d'une parité de 0,0001264 action Pernod Ricard pour une action B Allied Domecq.

En échange, il serait attribué un maximum de 17 700 000 actions nouvelles Pernod Ricard, d'une valeur nominale de 3,10 euros chacune, entièrement libérées, qui seraient émises à titre d'augmentation de capital, assorties d'une prime d'émission de 112,90 euros.

Si la condition de l'apport se trouvait réalisée, notre capital social se trouverait ainsi augmenté d'un maximum de 54.870.000 euros et serait porté de 218.500.651,10 euros à un maximum de 273.370.651,10 euros. La nouvelle répartition du capital de Pernod Ricard résultant de l'opération projetée est décrite dans la note d'information.

Les actions nouvelles seraient, dès la date de réalisation définitive de l'augmentation de capital, entièrement assimilées aux actions anciennes. Elles jouiraient des mêmes droits et seraient soumises à toutes les dispositions des statuts et aux décisions des assemblées générales. Ces actions seraient négociables dès la date de réalisation définitive de l'augmentation de capital.

Ces actions donneraient droit à tout dividende mis en paiement à compter de leur date d'émission, étant précisé qu'elles ne donneraient pas droit aux acomptes sur dividende qui ont été versés préalablement à leur date d'émission, de telle sorte que si la distribution de dividendes votée par l'Assemblée Générale d'approbation des comptes clos le 30 juin 2005 décidait un dividende supérieur aux acomptes déjà payés, les nouvelles actions auraient droit seulement au différentiel.

Après vous avoir donné lecture du rapport des commissaires aux apports, nous serons à votre disposition pour répondre à vos questions.

Marche des affaires sociales

La note d'information ayant été enregistrée auprès de l'Autorité des marchés financiers et qui constitue une annexe au présent rapport, détaille, dans le chapitre V, la marche des affaires sociales de Pernod Ricard depuis le 1er janvier 2004.

Approbations demandées

Nous soumettons à votre approbation ce projet d'apport en nature et, en conséquence, vous demandons d'approuver l'augmentation du capital social dans les conditions ci-dessus décrites. Nous vous demandons également de décider la modification corrélative des statuts.

Ce projet étant sous condition suspensive que le "Scheme of Arrangement" ait pris effet (« has become effective »), nous vous demandons de mandater le Président Directeur Général de la société aux fins de constater la réalisation de la condition, le nombre d'actions apportées, l'augmentation de capital de Pernod Ricard et la modification des statuts en résultant.

Nous vous demanderons en conséquence de bien vouloir voter les résolutions qui vous seront présentées.

Le conseil d'administration

PERNOD RICARD

S.A. au capital de 218 500 651,10 €
Siège Social : 12, place des États-Unis - 75116 PARIS
R.C.S. : PARIS 582 041 943

RÉSULTATS FINANCIERS AU COURS DES CINQ DERNIERS EXERCICES

(En euros)	1999 (1)	2000 (1)	2001	2002	2003
SITUATION FINANCIÈRE EN FIN D'EXERCICE					
– Capital social	171 921 818	171 921 818	174 798 646	174 800 521,50	218 500 651,10
– Nombre d'actions émises au 31 Décembre	56 386 660	56 386 660	56 386 660	56 387 265	70 484 081
– Nombre d'obligations convertibles ou échangeables en actions	–	–	–	4 567 757	4 567 757
– Nombre d'actions gratuites attribuées le 14 février 2003 (jouissance 1er janvier 2002)	–	–	–	14 096 816	–
RÉSULTAT GLOBAL DES OPÉRATIONS EFFECTUÉES					
– Chiffre d'affaires hors taxes	–	–	–	–	–
– Bénéfice avant impôts, amortissements et provisions	128 015 125	55 261 384	110 838 645	292 529 799	242 631 812
– Impôt sur les bénéfices	7 072 514	15 088 284	21 877 829	70 210 817	15 610 839
– Bénéfice après impôts, amortissements et provisions	133 874 023	68 827 725	(74 537 885)	345 778 498	249 015 436
– Montant des bénéfices distribués	90 218 656	90 218 656	101 495 988	126 871 346	138 148 799
RÉSULTAT DES OPÉRATIONS RÉDUIT A UNE SEULE ACTION					
– Bénéfice après impôts, mais avant amortissements et provisions	2,40	1,25	2,35	6,43	3,66
– Bénéfice après impôts, amortissements et provisions	2,37	1,22	(1,32)	6,13	3,53
– Dividende versé à chaque action	1,60	1,60	1,80	1,80	1,96
– Dividende par action, ajusté en fonction de l'évolution du capital (2)	1,28	1,28	1,44	1,80	1,96
PERSONNEL					
– Nombre de salariés	49	49	56	88	117
– Montant de la masse salariale	4 930 059	5 729 006	7 403 821	11 891 471	15 871 787
– Montant des sommes versées au titre des avantages sociaux	2 149 730	2 267 518	2 919 785	5 490 206	6 786 216

(1) Dans un souci de présentation, les informations historiques pour les années 1999 et 2000 ont été converties en euros et arrondies au centième d'euros le plus proche.

(2) *Dividende retraité afin de tenir compte des opérations intervenues au capital entre l'arrêté au 31 décembre 2002 et la date d'affectation des résultats.*

DEMANDE D'ENVOI DE DOCUMENTS

concernant l'Assemblée Générale Extraordinaire du 20 juin 2005

Je soussigné,

Nom : |_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|
(M., Mme, Mlle ou Dénomination sociale)

Prénom usuel : |_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|

Domicile : |_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|

|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|_|

Propriétaire de ______________ actions nominatives,

et/ou de ______________ actions au porteur,

de la Société PERNOD RICARD

demande l'envoi des documents et renseignements concernant l'Assemblée Générale précitée* tels qu'ils sont visés par l'article 135 du décret du 23 mars 1967 sur les Sociétés Commerciales.

Fait à ________________, le ________________2005

Signature

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* Conformément à l'article 138 alinéa 3 du décret du 23 mars 1967, les actionnaires titulaires d'actions nominatives peuvent, par une demande unique, obtenir de la Société, l'envoi des documents et renseignements visés aux articles 16 et 18 du décret du 24 avril 1979, à l'occasion de chacune des assemblées générales ultérieures. Au cas où l'actionnaire désirerait bénéficier de cette faculté, mention devra en être portée sur la présente demande.